UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Reward Enterprises, Inc. (Name of Issuer)
Nevada	000-27259	98-0203927

(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1327 Ocean Avenue, Suite M

Santa Monica, California 90401

(Address of principal executive offices)

(310) 395-5374

(Registrant's telephone number)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being mailed on or about February 12, 2004 to the holders of shares of common stock of Reward Enterprises, Inc., a Nevada corporation, as of February 12, 2004. You are receiving this Information Statement in connection with the appointment of a member of Reward Enterprises' Board of Directors, who will become the sole director of Reward Enterprises. The resignation of the existing directors, and the appointment of the new directors, will be effective 10 days following the mailing of this Information Statement to the Reward Enterprises shareholders.

Item 1. Changes In Control Of Registrant

On February 5, 2004, Huntington Chase Financial Group entered into a Stock and Note Purchase Agreement ("Agreement") with Bell Investments, LLC. Pursuant to the Agreement, Bell Investments, LLC and Reward Enterprises agreed to the following:

Bell Investments, LLC shall purchase twenty-three million (23,000,000) shares of common stock from Huntington Chase Financial Group and purchase eighty-one thousand five-hundred dollars ($81,500) in promissory notes from James N. Barber, Esq., acting as Escrow Agent and intermediary. The shares of common stock represent a majority of the outstanding common stock of Reward Enterprises.

Edward W. Withrow III and Joseph C. Vigliarolo, Reward Enterprises' current officers, have agreed to resign their respective positions and release all claims against Reward Enterprises.

Reward Enterprises' Board of Directors shall appoint a nominee to its Board of Directors, which nominee will be selected by Bell Investments, LLC. Upon such appointment, Reward Enterprises' current Board members will resign.

The Agreement was consummated on February 6, 2004, and will close ten (10) days after the mailing of this Information Statement, provided that the closing conditions are satisfied. The closing conditions include the elimination of all outstanding debt, the resignation of Messrs. Withrow and Vigliarolo, Board approval and other conditions set forth in the Agreement.

Under the Agreement, Bell Investments, LLC is expected to assume control of Reward Enterprises through its representative on the Board of Directors. It is expected to assume such control under the terms of the Agreement. Control is expected to be assumed from Reward Enterprises' current Board of Directors, who are expected to resign upon consummation of the Agreement.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth, as of February 5, 2004, certain information with respect to Reward Enterprises' equity securities owned of record or beneficially by (i) each officer and director of Reward Enterprises; and (ii) each person who owns beneficially more than 5% of each class of Reward Enterprises' outstanding equity securities.
Name and Address of Beneficial Owner	Nature of Ownership	Amount of Beneficial Ownership*	Percentage of Class

Huntington Chase Financial Group 2326 Fifth Street, Suite A Santa Monica, CA 90405	Direct	23,000,000	50.26%

Edward W. Withrow III, CEO, President, Secretary and Director 1327 Ocean Avenue, Suite M Santa Monica, California 90401	Direct	4,845,000	10.59

Ronald L. Hall, Director 1327 Ocean Avenue, Suite M Santa Monica, California 90401Direct	Direct	-0-	-0-

Joseph C. Vigliarolo, CFO, Treasurer 1327 Ocean Avenue, Suite M Santa Monica, California 90401]	Direct	1,000,000	2.18

All Executive Officers And Directors As A Group	5.845,000	12.77

* Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The percentage of beneficial ownership is based on 45,765,000 shares of common stock outstanding as of February 5, 2004.

Legal Proceedings

Reward Enterprises is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of Reward Enterprises, or any affiliate of any such director, officer, affiliate of Reward Enterprises or security holder is a party adverse to Reward Enterprises or has a material interest adverse to Reward Enterprises.

Incoming Director

The following table sets forth the name and age of the incoming director of Reward Enterprises. Directors serve one-year terms until their successors are elected. There are no family relationships among any of the directors and officers.
Name	Age	Position(s)
Earl T. Ingarfield	43	Director, President, Chief Executive Officer, Acting Chief Financial Officer

Earl T. Ingarfield. Mr. Ingarfield will serve as President, Chief Executive Officer, Acting Chief Financial Officer and a director of the Company after the Agreement is closed. From 1998 through 2001, Mr. Ingarfield was President and Chief Executive Officer of Avid Sportswear & Golf Corp. From 1979 to 1987, Mr. Ingarfield was a professional hockey player for the Atlanta Flames, the Calgary Flames and the Detroit Red Wings.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16 (a) of the Securities Exchange Act of 1934 requires Reward Enterprises' directors and executive officers and persons who own more than ten percent of a registered class of Reward Enterprises' equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Reward Enterprises. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish Reward Enterprises with copies of all Section 16 (a) forms they file.

To Reward Enterprises' knowledge, as of the date of this filing, all required report filings have been filed.

Board and Committee Meetings

During the fiscal year ended December 31, 2003, the Board of Directors of Reward Enterprises met regularly. During 2003, no member of the Board of Directors attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period for which he has been a director and (ii) the total number of meeting held by all committees on which he served.

The Board of Directors does not have any committees.

Summary Compensation Table

The following table sets forth information with respect to the total compensation earned by, or paid to, the persons serving as Reward Enterprises' President, Chief Executive Officer, Controller and Vice-Presidents (the "named Executive Officers") during 2003, 2002 and 2001. No other executive officer of Reward Enterprises earned total salary and bonus in excess of $ 100,000 during the years 2003, 2002 and 2001.
ANNUAL COMPENSATION
Name and Principal Position	Year Salary ($)Bonus ($)Other Annual Compensation ($)

Edward W. Withrow III	2003 $ 81,000

President	2002 -0-

2001 -0-

Joseph C. Vigliarolo	2003 $ 53,500

Chief Financial	2002 -0-

Treasurer	2001 -0-

Stock Option Grants In Last Fiscal Year

None Granted or Exercised

Stock Options Held At Year End

No options were held by directors, executive officers or affiliates at year end.

Certain Relationships And Related Transactions

              The information set forth under the caption "Certain Relationships and Related Transactions between Management and the Company" in the annual report on Form 10-KSB filed with the Securities and Exchange Commission on December 17, 2003 is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Reward Enterprises, Inc.
By: /s/	February 12, 2004
Print Name: Edward Withrow, III
Title: CEO